Exhibit 21.1

Subsidiaries of Nuveen Churchill Private Capital Income Fund

The following list sets forth our consolidated subsidiaries, the state under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in the subsidiary:

NCPIF SPV I, LLC (Delaware) – 100%

NCPIF Equity Holdings LLC (Delaware) – 100%

The subsidiaries listed above are consolidated for financial reporting purposes.